22003611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45718

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMMONWEALTH FINANCIAL GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1233 HADDONFIELD BERLIN RD SUITE 10
(No. and Street)

VOORHEES (City) NJ (State) 08043 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFREY A LAINE (Name) 8567515220 (Area Code – Telephone Number) JEFFLAINE@COMMONWEATHFG.N (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JENNIFER WRAY CPA PLLC
(Name – if individual, state last, first, and middle name)

16418 BEEWOOD GLEN DR. (Address) SUGAR LAND (City) TX (State) 77498 (Zip Code)

11/30/2016 (Date of Registration with PCAOB)(if applicable) 6328 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JEFFREY A. LAINE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COMMONWEALTH FINANCIAL GROUP INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN 17, 2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commonwealth Financial Group, Inc

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the year ended December 31, 2021

COMMONWEALTH FINANCIAL GROUP, INC.
INDEX TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Commonwealth Financial Group, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Financial Group, Inc as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Financial Group, Inc's management. Our responsibility is to express an opinion on Commonwealth Financial Group, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commonwealth Financial Group, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Commonwealth Financial Group, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Financial Group, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Commonwealth Financial Group, Inc's auditor since 2018.

Sugar Land, Texas

March 3, 2022

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Current assets: Cash	$27,209
Accounts receivable	8,421
Prepaid Expense	124
Total Assets	$35,754

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities: .	
Accounts payable & accrued expenses	$ 2,916
Total Current Liabilities	$ 2,916
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1	
1,000 shares issued and outstanding	$ 1,000
Additional paid in capital	$27,130
Retained earnings	4,708
Shareholder's equity	$32,838
Total Liabilities & Shareholder's Equity	$35,754

Please see the notes to the financial statements.

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue	
Commission	$ 99,048
Interest Income	9
Total Revenue	$ 99,057
General and administrative	
expenses:Salaries & consulting	7,000
General administration	92,602
Total general and administrative expenses	99,602
Loss from operations	(554)
	0
Net income before income tax	9
	(545)
provisionProvision for income taxes	0
Net income (loss)	$ (545)

Please see notes to the financial statements.

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31,2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2020	$1,000	$27,130	$5,253	$33,383
Net Income for the fiscal year			(545)	(545)
Balance at December 31, 2021	$1,000	$27, 130	$4,708	$32,838

Please see notes to the financial statements

COMMONWEALTH FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Operating activities:	
Net loss	$ (545)
Changes in other operating assets and liabilities:	
Receivables	(146)
Prepaid Expenses	0
Accounts payable and accrued expenses	(3,778)
Net cash used in operations	(4,469)
Net decrease in cash during the fiscal Year	$ (4,469)
Cash at December 31, 2020	$ 31,678
Cash at December 31, 2021	$ 27,209
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see notes to the financial statements

COMMONWEALTH FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

1. Organization
Commonwealth Financial Group, Inc. (the Company) is a privately held corporation formed in Virginia in 1993 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission are earned and recorded when performance obligations are met which is on trade date. Trailing commissions are earned on customer asset balances quarterly or monthly over time.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2021, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

All tax returns from fiscal years 2018 to 2020 are subject to IRS audit.

. '. .

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2021.

4. Related Party Transactions:

The company rents office space from JMBB Partners, LLC a partnership owned jointly by the sole owner of Commonwealth Financial Group, Inc. under a month to month lease at the rate of $500 monthly. JMBB Partners, LLC owns the office condominium that is rented to the company.

5. Income Taxes

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes
Current tax expense:

Federal:

Net income before provision for income taxes	0
Federal taxable base	0
Federal tax (21%)	0
Total provision for income tax	0

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2021 through the date of this report and found no material subsequent events reportable during this period

Commonwealth Financial Group, Inc
Schedule I -Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

CREDIT:	
Shareholders' equity	$32,839
DEBITS:	
Non-allowable assets:	
Accounts receivable	(8,545)
NET CAPITAL	$24,294
Less haircuts	0
ADJUSTED NET CAPITAL	$24,294
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5.000
EXCESS NET CAPITAL	$19,294
AGGREGATE INDEBTEDNESS:	$ 2,915
AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.00%
Excess net capital previously reported on Form X-17A-5	$19,294
Adjustments	0
Excess net capital per audited report	$19,294

Commonwealth Financial Group, Inc

Schedule II - Computation for Determination of ReserveRequirements Pursuant to Rule 15c3-3 As of December 31, 2021

A computation of reserve requirement is not applicable to Commonwealth Financial Group, Inc as the Company qualifies for exemption under Rule 15c3-3(k)(1)).

Commonwealth Financial Group, Inc

Schedule III - Information Relating to the Possessionor Control Requirements Under Rule 15c3-3
As of December 31, 2021

Information Relating to the Possession or Control Requirements is not applicable to Commonwealth Financial Group, Inc as the Company qualifies for exemption under Rule l5c3-3(k)(1).